

Mail Stop 3233

May 16, 2018

<u>Via E-Mail</u>
Michael Z. Anise
Chief Financial Officer
Manufactured Housing Properties Inc.
136 Main Street
Pineville, NC 28134

> **Re: Manufactured Housing Properties Inc.**
> **Form 10-12G**
> **Filed April 19, 2018**
> **File No. 000-51229**

Dear Mr. Anise:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

Item 1. Business, page 2

2.   We note your disclosure on page 2 that you earn income in part from the rental of Company-owned manufactured homes to residents of the communities. Please revise to quantify the number of manufactured homes you own.

3.   We note your disclosure on page 4 that you "have approximately 270 pads in 3 parks in the pipeline." Please tell us if any of these three parks in your pipeline exceed 10% of your total assets as of December 31, 2017. Please also revise to discuss your criteria for determining when a manufactured home community is in your "pipeline," and to clarify the status of the three communities referenced on page 4.

4.   Please revise your disclosure to explain the property management services that you provide for your communities. Please also disclose your number of total employees and number of full-time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

5.   Please provide a general overview of the principal terms of the leases you enter into with tenants.

Item 1A. Risk Factors, page 4

6.   Please provide risk factor disclosure addressing that you received a going concern opinion from your auditor and the risks associated with such an opinion.

7.   We note that Gvest Real Estate Capital LLC, an entity owned by Mr. Gee, owns 86.45% of your outstanding common stock. Please include a risk factor discussing the impact of Mr. Gee's ability to exercise significant control over you.

8.   Please include a risk factor discussing your management's inexperience with running a public company.

Item 2. Financial Information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 12

9.   Please revise to discuss the significant components of your revenues, including a break-down of your revenues generated from leasing manufactured home sites to tenants who own their manufactured home against your revenues from the rental of company-owned manufactured homes to residents of the communities.

Liquidity and Capital Resources, page 12

10.   We note your disclosure throughout regarding your property-level debt and credit agreements. Please revise your disclosure to describe your material commitments for capital expenditures as of the end of the last fiscal period. Please include the material terms of your indebtedness and address your anticipated source of funds to service your debt.

11.   It appears that your presentation of working capital does not include the effect of the minimum principal payments of notes payable for 2018 as disclosed on page F-11. Please revise or advise.

Item 3. Properties, page 16

12.   Please include disclosure regarding occupancy for your properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

13.   Please revise to identify the natural person or persons who have voting and investment control of the shares held by Gvest Real Estate Capital LLC and Paladin Equity Partners LLC.

Item 5. Directors, Executive Officers, page 16

14.   We note that three of your officers formerly were employed by Gvest Capital LLC. Please revise to briefly describe the principal business of Gvest Capital LLC and to state whether Gvest Capital LLC is an affiliate of the registrant. Please also clarify the relationship between Gvest Capital LLC and Gvest Real Estate Capital LLC.

Item 6. Executive Compensation, page 18

15.   Please provide the tabular disclosure specified in Items 401(n) and 401(p) of Regulation S-K. Please also revise to include a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table, as required by Item 402(o) of Regulation S-K, as well as the additional narrative disclosure required by Item 402(q) of Regulation S-K, to the extent material.

16.   Please provide information concerning the compensation of your directors during your last completed fiscal year. Refer to Item 402(r) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

17.   We note your disclosure on pages F-13 regarding a loan as of December 31, 2017 from an entity with common ownership to the Company's founder of $441,882. We also note

that you disclose on page F-11 that this note has a three-year term, while on page F-12 you disclose that this note has a five-year term. Please revise to address this inconsistency. Please also provide the information required by Item 404(a) of Regulation S-K in relation to this note.

Item 10. Recent Sales of Unregistered Securities, page 19

18.   Please revise to identify the two entities that received 1,008,888 shares of common stock in November 2017. Please also revise to clarify the exemption from registration claimed for each transaction described in this section.

Item 13. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

19.   We note that the auditors' report is addressed to the stockholders of the Company but not to the board of directors. Please tell us how your auditors' report complies with PCAOB AS 3101.07.

20.   We note that the financial statements, including the related notes, are not collectively referred to in the report as the "financial statements." Please tell us how your auditors' report complies with PCAOB AS 3101.08d.

21.   We note the explanatory language that the auditors were not engaged to perform an audit of the Company's internal controls over financial reporting, but no statement is included indicating that as part of the audit, the auditor is required to obtain an understanding of internal control over financial reporting. Please tell us how your auditors' report complies with PCAOB AS 3105.59-60.

Note 1 – Summary of Significant Accounting Policies and Organization

(A) Organization, page F-6

22.   We note that the merger of the Company with Stack-it Storage, Inc. was accounted for as a reverse merger with the Company as the accounting acquirer. Please revise to disclose how the merger was structured. Also, tell us and revise to disclose the basis for this accounting and the literature upon which you relied.

23.   Please tell us why you have omitted the financial statements of Stack-it Storage, Inc., the accounting acquiree.

(B) Critical Accounting Policies

Revenue Recognition, page F-6

24.   Please revise to disclose the major terms of the lease agreements with your customers and how you considered ASC 840 in your recognition of revenues arising from these agreements. Also, tell us how you considered the disclosure requirements of ASC 840-20-50-4b relating to minimum future rentals. This comment also applies to your Regulation S-X Rule 8-06 financial statements on pages F-15 through F-34.

Note 2 – Going Concern, page F-10

25.   We note your disclosure that you believe that your current available cash along with anticipated revenues may be insufficient to meet your cash needs for the near future. Please revise the disclosure on page 13 and F-10 to clarify whether there is substantial doubt about your ability to continue as a going concern within one year after the date that the financial statements were issued. Refer to ASC 205-40-50-12 and 13.

Note 3 – Acquisitions, page F-10

26.   We note that you have capitalized acquisition costs. Please revise to clarify, if true, that the acquisitions have been treated as asset acquisitions and disclose the basis for this accounting treatment. Also, revise to clarify whether the properties were acquired from third or related parties.

27.   Please revise to disclose how you determined the estimated fair value of the acquisitions and why no lease intangible asset was recognized.

Regulation S-X Rule 8-06 Financial Statements, pages F-15 – F-34

28.   Please tell us why you have omitted Regulation S-X Rule 8-06 financial statements for Pecan Grove MHP from January 1, 2016 through the acquisition date in November 2016.

29.   Please tell us why you have omitted Regulation S-X Rule 8-06 financial statements for Azalea MHP and Holly Faye MHP. It appears that the purchase price of these acquisitions exceeds 10% of your total assets as of December 31, 2016.

Unaudited Pro Forma Consolidated Statements, page F-35

30.   Please revise to disclose the accounting method used for the real estate acquisitions.

31.   With respect to adjustment (c), please tell us the nature of these costs and how they are directly attributable to the transaction, expected to have a continuing impact on the Company, and factually supportable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities